EXHIBIT 12.1

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Sterling Construction Company, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended December 31,
Earnings	2009	2010	2011	2012	2013
Net Income (loss)	25,528	26,224	(34,704)	17,712	(70,026)
Plus: Fixed Charges	564	1,410	1,442	1,147	1,014
Less: Interest Capitalized	(113)	(6)	(2)	-	-
Plus: Amortization of interest capitalized	-	-	-	-	-
Earnings	25,979	27,628	(33,264)	18,859	(69,012)

Fixed Charges
Interest expense on indebtedness	234	1,187	1,231	944	616
Interest capitalized	113	6	2	-	-
Interest expense included in rent	217	217	209	203	398
Total fixed charges	564	1,410	1,442	1,147	1,014
Ratio of earnings to fixed charges(1)(2)	46.0	19.6	-	16.4	-

(1) For purposes of determining the ratio of earnings to fixed charges, "earnings" are defined as net income before noncontrolling owners' interests and fixed charges less capitalized interest. "Fixed charges" consist of interest (whether expensed or capitalized) and related amortization of capitalized interest and interest included in rent.
(2) For the years ended December 31, 2011 and December 31, 2013, we had earnings to fixed charges deficiencies of $34.7 million and $70.0 million, respectively.